Exhibit A-1

Verification

The undersigned states that he has duly executed the attached application on December 17, 2013 for and on behalf of Great-West Funds, Inc. (“Great-West Funds”); that he is the President of Great-West Funds; and that all actions by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Mitchell T.G. Graye
Name: Mitchell T.G. Graye
Title: President & Chief Executive Officer